Exhibit 21.1

COMMUNITY BANCORP

LIST OF SUBSIDIARIES

Name	Jurisdiction of Incorporation of Organization
Community Bank of Nevada	Nevada
Community Bank of Arizona	Arizona
Community Bancorp (NV) Statutory Trust I	Connecticut
Community Bancorp (NV) Statutory Trust II	Connecticut
Community Bancorp (NV) Statutory Trust III	Delaware